SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SharpSpring, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

820054104

(CUSIP Number)

Corona Park Investment Partners, LLC

299 Park Avenue South, Suite 90959

New York, New York 10003

Attention: Daniel Allen

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Name of Reporting Persons SHSP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,241,635 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,241,635 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,241,635 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14	Type of Reporting Person OO (LLC)

1	Name of Reporting Persons Evercel, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 519,304 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 519,304 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 519,304 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person CO

(1) Consists of 519,304 shares of common stock held directly by Evercel Holdings LLC, a subsidiary of Evercel, Inc.

1	Name of Reporting Persons Corona Park Investment Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,241,635 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,241,635 shares of Common Stock

	10	Shared Dispositive Power 519,304 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,939 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 18.3%

14	Type of Reporting Person OO (LLC)

(1) Consists of (i) 519,304 shares of common stock held directly by Evercel Holdings LLC and (ii) 1,241,635 shares of common stock held by SHSP Holdings, LLC. Corona Park Investment Partners, LLC is a member of Evercel Holdings LLC and is a member and the manager of SHSP Holdings, LLC.

1	Name of Reporting Persons Daniel Allen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,244,150 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,244,150 shares of Common Stock

	10	Shared Dispositive Power 519,304 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,763,454 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 18.3%

14	Type of Reporting Person IN

(1) Consists of (i) 2,515 shares of common stock held directly by Mr. Allen that were acquired by Mr. Allen directly from SharpSpring, Inc. for his service as a director of SharpSpring, Inc., (ii) 519,304 shares of common stock held directly by Evercel Holdings LLC, and (iii) 1,241,635 shares of common stock held directly by SHSP Holdings, LLC. Daniel Allen is the manager of Corona Park Investment Partners, LLC (“CPIP”) and CPIP has shared dispositive power over the securities held by Evercel Holdings LLC.

1	Name of Reporting Persons North Peak Capital Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 114,641 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 114,641 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,641 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person PN

1	Name of Reporting Persons North Peak Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 176,853 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 176,853 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 176,853 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.8%

14	Type of Reporting Person PN

1	Name of Reporting Persons North Peak Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 291,494 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 291,494 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 291,494 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.0%

14	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D (the “Amendment”) supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 9, 2018, with respect to the common stock, par value $0.001 per share (the “Common Stock”) of SharpSpring, Inc. (the “Company”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Schedule 13D filed on April 9, 2018.

Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

Item 2.   Identity and Background

Item 2 is hereby amended and supplemented by inserting the following:

This Schedule 13D is being filed on behalf of SHSP Holdings LLC, a Delaware limited liability company (“SHSP Holdings”), Evercel, Inc., a Delaware corporation (“Evercel”), Corona Park Investment Partners, LLC, a Delaware limited liability company (“CPIP”), Daniel Allen (“Allen”), North Peak Capital Partners, LP, a Delaware limited partnership (“NPCP”), North Peak Capital Partners II, LP, a Delaware limited partnership (NPCPII), and North Peak Capital Management, LLC, a Delaware limited liability company (“NPCM”, and together with SHSP Holdings, Evercel, CPIP, Allen, NPCP and NPCPII, collectively the “Reporting Persons”) and serves as an amendment to the Schedule 13D previously filed by SHSP Holdings, Evercel, CPIP, and Allen. CPIP is a member of Evercel Holdings LLC and is a member and sole manager of SHSP Holdings. Allen is the manager of CPIP and CPIP has shared dispositive power over the securities held by Evercel Holdings LLC. Evercel is a member and the manager of Evercel Holdings LLC and is a member of SHSP Holdings. NPCM is the investment manager of NPCP and NPCPII and has the power to direct the voting and disposition of shares held by NPCP and NPCPII.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The business address of Evercel, SHSP Holdings, CPIP and Allen is 228 Park Avenue South; Suite 90959, New York, NY 10003. The address of the business office of each of NPCM, NPCP and NPCPII is 708 Third Avenue, 5th Floor New York, NY 10017.

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by inserting the following:

The shares of Common Stock purchased by NPCM, NPCP and NPCPII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 291,494 shares of Common Stock beneficially owned by NPCM is approximately $1.326 million, including brokerage commissions.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following:

On March 28, 2018, the Company entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with SHSP Holdings, pursuant to which the Company issued to SHSP Holdings a Convertible Promissory Note in the aggregate principal amount of $8,000,000 (the “Note”).  Pursuant to the terms of the Note, the Note was convertible at a conversion price of $7.50 per share and thus could be converted into 1,066,667 shares of the Common Stock (the “Conversion Shares”). On March 28, 2018, concurrently and in connection with the execution of the Note Purchase

Agreement, the Company, on the one hand, and SHSP Holdings and Evercel (the “Investors”), on the other hand, entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”), which provided the Investors, among other things, demand and piggyback registration rights with respect to the Conversion Shares and the right to designate one member of the Company’s Board of Directors (the “Board”).

On May 9, 2019, the Company, on the one hand, and the Investors, on the other hand, entered into a Note Conversion Agreement (the “Conversion Agreement”) pursuant to which the parties agreed to convert the Note into 1,241,635 shares of the Common Stock (the “Conversion”). As a result of the Conversion Agreement, SHSP Holding ceased to be a holder of the Note and the Note ceased to be outstanding. The Conversion Agreement also provided that effective upon the Conversion, SHSP Holdings ceased to have any right to designate a member of the Board and in connection therewith, its Board designee, Daniel C. Allen, submitted an undated letter of resignation to the Board that may be accepted by the Board at any time. The Conversion Agreement also served as a demand under the Investor Rights Agreement that the Company register for resale the 1,241,635 shares of Common Stock, as well as all other Common Stock beneficially owned by the Investors, by filing a registration statement with the SEC (the “Registration Statement”).

The acquisition of 1,241,635 shares pursuant to the Conversion Agreement by the Reporting Persons was for investment purposes.  The acquisition of the 291,494 shares of Common Stock beneficially owned by NPCM was for investment purposes.  The Reporting Persons may sell the shares of Common Stock that they beneficially own pursuant to the Registration Statement or otherwise, as market conditions permit.

Other than as discussed herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the events listed in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by inserting the following:

(a) Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Amendment are incorporated herein by reference. Such information assumes 9,632,013 shares of the Company’s Common Stock outstanding as disclosed in the Company’s definitive proxy statement filed on April 30, 2019.

(b) Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Amendment are incorporated herein by reference. Such information assumes 9,632,013 shares of the Company’s Common Stock outstanding as disclosed in the Company’s definitive proxy statement filed on April 30, 2019.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following:

The information set forth in Item 4 is incorporated herein by reference.

The Reporting Persons have entered into an informal understanding that to the extent one party sells shares of the Common Stock of the Company, the other parties will be permitted to sell on a pro rata basis.  For that reason, the Reporting Persons may be deemed to comprise a group.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by inserting the following:

Exhibit	Description
99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.3

Note Conversion Agreement among SharpSpring, Inc., on the one hand, and SHSP Holdings, LLC and Evercel Holdings LLC, on the other hand, dated May 9, 2019 (incorporated by reference from SharpSpring, Inc.’s Current Report on Form 8-K filed on May 9, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019

Evercel, Inc.

By:	/s/ Daniel Allen
Name: Daniel Allen
Title: President

SHSP Holdings, LLC

By:	Corona Park Investment Partners, LLC

By:	/s/ Daniel Allen
Name: Daniel Allen
Title: Manager

Corona Park Investment Partners, LLC

By:	/s/ Daniel Allen
Name: Daniel Allen
Title: Managing Partner

/s/ Daniel Allen
Name: Daniel Allen

North Peak Capital Partners, L.P.

By:	/s/ Michael Lorch
Name: Michael Lorch
Title: Chief Compliance Officer

North Peak Capital Partners II, L.P.

By:	/s/ Michael Lorch
Name: Michael Lorch
Title: Chief Compliance Officer

North Peak Capital Management, LLC

By:	/s/ Michael Lorch
Name: Michael Lorch
Title: Chief Compliance Officer